SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Iberia

Reston, Virginia, and Montpellier, France – February 11, 2005 - Genesys Conferencing (Euronext: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today released updated information regarding its subsidiary Genesys Iberia Teleconferencia.

Following Genesys Conferencing’s disagreement with the €5.2 million price asked by Grupo Multitel SA (formerly Multitel Cable, SA) in consideration for its 60% share in Genesys Iberia Teleconferencia, SA, Multitel sent Genesys Conferencing a new notification of the exercise of its put option. This new notification does not refer to any specific price but proposes to appoint an investment bank for the purpose of determining the value of Genesys Iberia.

In addition, Almagro Asesoramiento e Inversiones SA, Genesys Conferencing’s other partner in Genesys Iberia, has similarly informed Genesys Conferencing of the exercise of its put option with respect to its 20% interest in Genesys Iberia, based on the same valuation as the valuation originally referred to by Multitel. As a result of Genesys Conferencing’s disagreement with such valuation, Almagro suggested that an investment bank be appointed to determine the value of Genesys Iberia. However, Almagro suggested a different investment bank from that suggested by Multitel.

Genesys Conferencing has notified both parties that it does not believe that the put options are valid. Pursuant to the agreements between Genesys Conferencing, Multitel and Almagro, the parties may enter into a process for the selection of an independent investment bank that will be responsible for the determination of the fair market value of the Genesys Iberia shares to be purchased by Genesys Conferencing. Genesys Conferencing believes that the put options are not valid due to the selection process, valuation methodology and other elements of the form of the put option agreement.

The agreements between Genesys Conferencing, Multitel and Almagro also provide that upon the determination of a fair market value, Genesys Conferencing may pay the purchase price for Genesys Iberia shares in cash or in Genesys Conferencing shares or cause a third party to purchase such shares. Should Genesys Conferencing pay the purchase price in cash or shares, such payment would be subject to the prior authorization of Genesys Conferencing’s banks and/or shareholders.

In addition, Genesys Conferencing has notified Genesys Iberia of its concern regarding unpaid royalty fees due to Genesys Conferencing in connection with the Software License Agreement that Genesys Conferencing entered into with Genesys Iberia in 1999. The Software License Agreement provides Genesys Iberia access to and use of proprietary Genesys Meeting Center technology in return for the payment of royalty fees based on revenue associated with the sale of Genesys Meeting Center services by Genesys Iberia.

Genesys Iberia is an independent provider of conferencing services in Spain and Portugal. Genesys Conferencing entered into the joint venture with Multitel and Almagro in 1999. Genesys Conferencing holds a minority ownership interest of 20% in Genesys Iberia.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Global 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

AT GENESYS CONFERENCING

Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736 7100	Phone: +1 703 733-2140
mike.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer